

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 8, 2010

<u>via U.S. Mail</u>
George Young
President
Mexoro Minerals Ltd.
Mountain View Center
12303 Airport Way
Broomfield, CO 80021

>      **Re:    Mexoro Minerals Ltd.**
>      **Preliminary Proxy Statement on Schedule 14A**
>      **Filed February 11, 2010**
>      **File No. 0-23561**

Dear Mr. Young:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Proposal 1: Reincorporation in Delaware, page 2</u>

1.     Rule 14a-4(a)(3) as promulgated under the Exchange Act requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Please revise your proxy statement to "unbundle" the various changes that will result from the reincorporation so that each change is separately identified, discussed and voted on in the proxy statement. In particular, we note the

following items in the list beginning on page four under the section heading "Comparison Shareholder Rights Before and After the Reincorporation":

- Classified Board
- Shareholders' Power to Call Special Meetings
- Shareholder Action by Written Consent
- Notice of Shareholder Nominations for the Board of Directors and other Business Proposed to be Considered at a Shareholders' Meeting
- Amendment of the Articles/Certificate of Incorporation

Alternatively, please provide us with a brief legal analysis as to why separation of these matters is not required under Rule 14a-4(a)(3).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

George Young
Mexoro Minerals Ltd.
March 8, 2010
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:    <u>via Facsimile</u>
       Jeffrey C. Thacker
       (858) 638-5128